Royal Bank of Canada	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Pricing Supplement Dated May 4, 2010 To the Product Prospectus Supplement FIN-1 Dated January 11, 2010, Prospectus Dated January 11, 2010, and Prospectus Supplement Dated January 11, 2010	$4,000,000 Redeemable Leveraged Steepener Notes, Due May 7, 2020 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable Leveraged Steepener Notes (the “Notes”) described below.

The CUSIP number for the Notes is 78008HY95.

The Notes will accrue quarterly interest at the following rates during the indicated years of their term:

•	Year 1:	7.00% (per annum).
•	Year 2-10:	4 times the difference between the 30 year CMS rate and the two year CMS rate, minus 0.15%; provided that the interest rate can never be less than 0.00% or greater than 7.00%.

We may call the Notes in whole, but not in part, on February 7, May 7, August 7 and November 7 of each year, commencing on August 7, 2010, upon at least 10 days prior written notice.

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page P-8 of this pricing supplement and “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated January 11, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100.00%	$4,000,000
Underwriting discounts and commissions	0.25%	$10,000
Proceeds to Royal Bank of Canada	99.75%	$3,990,000

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about May 7, 2010, against payment in immediately available funds.

RBC Capital Markets Corporation	Citi

Redeemable Leveraged Steepener Notes, Due May 7, 2020

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriters:	RBC Capital Markets Corporation (“RBCCM”) and Citigroup Global Markets Inc. (“CGMI”)

Principal Amount:	$4,000,000

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	May 4, 2010

Issue Date:	May 7, 2010

Maturity Date:	May 7, 2020

CUSIP:	78008HY95

Interest Rate:	Year 1:	7.00%

Year 2-10:
4 times the value of the Reference Rate; provided that the interest rate can never be less than 0.00% or greater than 7.00%. The interest rate on the Notes will be payable in arrears on each Interest Payment Date.

Reference Rate:	High-Side Reference Rate minus Low-Side Reference Rate minus 0.15%

High-Side Reference Rate:	30 Year CMS Rate, as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 am New York time

Low-Side Reference Rate:	2 Year CMS Rate, as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 am New York time

Type of Note:
Your Notes are called a “Leveraged Steepener Note” because, from the beginning of year 2 until the Maturity Date or the date of redemption, as the case may be, the Notes bear a variable rate of interest at a “leveraged,” or multiplied, rate, subject to a maximum interest rate, if the High-Side Reference Rate exceeds the Low-Side Reference Rate by at least 0.15%.  If the High-Side Reference Rate does not exceed the Low-Side Reference Rate by at least 0.15%, interest will accrue at the rate of 0.00% for that interest period.  FOR EVERY INTEREST PERIOD THAT THE HIGH-SIDE REFERENCE RATE DOES NOT EXCEED THE LOW-SIDE REFERENCE RATE BY AT LEAST 0.15%, YOU WILL NOT RECEIVE A COUPON PAYMENT.

Interest Determination Dates:
Five U.S. government securities settlement days prior to the beginning of each interest period, beginning in the second year of the term of the Notes. A “U.S. government securities settlement day” is any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Redeemable Leveraged Steepener Notes, Due May 7, 2020

Interest Payment Dates:
Quarterly, in arrears, on February 7, May 7, August 7 and November 7 of each year, commencing on August 7, 2010 and ending on the Maturity Date. If any Interest Payment Date is not a New York or London business day, interest will be paid on the next New York or London business day, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Redemption:	Redeemable at our option, in whole, but not in part.

Call Date(s):	The Notes are callable, in whole, but not in part, on each Interest Payment Date, commencing on August 7, 2010, upon at least 10 business days notice.

Survivor’s Option:	Not Applicable

Minimum Investment:	$1,000 (except for certain non-U.S. investors for whom the minimum investment will be higher)

U.S. Tax Treatment:
The Notes will be treated as debt instruments for U.S. federal income tax purposes.  We intend to take the position that the Notes will be treated as contingent payment debt instruments.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 11, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Leveraged Steepener Notes,” which apply to your Notes.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Calculation Agent:	RBC Capital Markets Corporation

Listing:	The Notes will not be listed on any securities exchange.

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 11, 2010, as modified by this pricing supplement.

Redeemable Leveraged Steepener Notes, Due May 7, 2020

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement FIN-1 dated January 11, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 11, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement FIN-1 dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000085/f18100424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Redeemable Leveraged Steepener Notes, Due May 7, 2020

HISTORICAL INFORMATION

Historically, the High-Side Reference Rate and the Low-Side Reference Rate, and the difference between them, have experienced significant fluctuations. Any historical upward or downward trend in these rates during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes. Royal Bank cannot make any assurances that the future levels of the High-Side Reference Rate and the Low-Side Reference Rate will result in holders of the Notes receiving any interest payments after the first four quarterly interest payments.

The Reference Rate was 3.01% on April 27, 2010. The graph below sets forth the historical performance of the Reference Rate from April 27, 1995 through April 27, 2010.

Source: Bloomberg L.P.

Historical Period
Total number of days in the historical period	5,480 days
Number of days the High-Side Reference Rate was greater than the Low-Side Reference Rate by at least 0.15%	5,229 days
Number of days the High-Side Reference Rate was not greater than the Low-Side Reference Rate by at least 0.15%	251 days

The historical performance shown above is not indicative of future performance.  The level of the High-Side Reference Rate may not exceed the Low-Side Reference Rate by at least 0.15% on one or more specific Interest Determination Dates during the variable interest rate period.

Redeemable Leveraged Steepener Notes, Due May 7, 2020

HYPOTHETICAL EXAMPLES

The table below presents examples of the hypothetical interest which will accrue on the Notes with a principal amount of $1,000 during the variable interest rate period. The examples below are for purposes of illustration only. The actual interest payments will depend on the actual difference between the High-Side Reference Rate and the Low-Side Reference Rate on each interest determination date. The applicable interest rate for each interest period will be determined on a per-annum basis but will apply only to that interest period.  Whether or not you would receive interest at the hypothetical interest rates below would depend on whether or not we determine to exercise our redemption right prior to the interest period in which those interest rates would take effect.

Hypothetical Difference between the High- Side minus Low-Side Reference Rates minus 0.15%	Hypothetical Interest Rate (per annum)	Hypothetical Quarterly Interest Payment
-2.00%	0.00%	$0.00
-1.85%	0.00%	$0.00
-1.70%	0.00%	$0.00
-1.55%	0.00%	$0.00
-1.40%	0.00%	$0.00
-1.25%	0.00%	$0.00
-1.10%	0.00%	$0.00
-0.95%	0.00%	$0.00
-0.80%	0.00%	$0.00
-0.65%	0.00%	$0.00
-0.50%	0.00%	$0.00
-0.35%	0.00%	$0.00
-0.20%	0.00%	$0.00
-0.05%	0.00%	$0.00
0.10%	0.40%	$1.00
0.25%	1.00%	$2.50
0.40%	1.60%	$4.00
0.55%	2.20%	$5.50
0.70%	2.80%	$7.00
0.85%	3.40%	$8.50
1.00%	4.00%	$10.00
1.15%	4.60%	$11.50
1.30%	5.20%	$13.00

Redeemable Leveraged Steepener Notes, Due May 7, 2020

Hypothetical Difference between the High- Side minus Low-Side Reference Rates minus 0.15%	Hypothetical Interest Rate (per annum)	Hypothetical Quarterly Interest Payment
1.45%	5.80%	$14.50
1.60%	6.40%	$16.00
1.75%	7.00%	$17.50
1.90%	7.00%	$17.50
2.05%	7.00%	$17.50
2.20%	7.00%	$17.50
2.35%	7.00%	$17.50
2.50%	7.00%	$17.50
2.65%	7.00%	$17.50
2.80%	7.00%	$17.50
2.95%	7.00%	$17.50
3.10%	7.00%	$17.50
3.25%	7.00%	$17.50

Redeemable Leveraged Steepener Notes, Due May 7, 2020

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes.  An investment in Redeemable Leveraged Steepener Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the High-Side Reference Rate and the Low-Side Reference Rate and other events that are difficult to predict and beyond our control.  This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement, prospectus supplement and prospectus.  You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

After the First Year of the Notes, the Amount of Interest Payable Is Uncertain and Could Be 0.00%. During the variable interest rate period, the amount of interest payable on the Notes in any interest period will depend on whether and the extent to which the High-Side Reference Rate is greater than the Low-Side Reference Rate on the related interest determination date. If the High-Side Reference Rate does not exceed the Low-Side Reference Rate by at least 0.15% on any interest determination date, the rate of interest payable for the related interest payment period will be 0%. If the High-Side Reference Rate exceeds the Low-Side Reference Rate by only a small amount more than 0.15%, your interest payment for the relevant interest period will be limited. As a result, the effective yield on the Notes may be less than what would be payable on our conventional notes of comparable maturity. The actual interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The Amount of Interest Payable on the Notes in Any Payment Period Is Capped. The interest rate on the Notes for each quarterly interest period during the variable interest rate period is capped for that period at the maximum interest rate of 7% per annum, and, due to the leverage factor, you will not receive the benefit of any increase in the difference between the High-Side and Low-Side Reference Rates above the level of 1.90% on any interest determination date (because 7% divided by 4 is 1.75%, and 0.15% will be subtracted from the difference between the High-Side and Low-Side Reference Rates). Accordingly, you could receive less than 7% per annum interest for any given full year even when the difference between the High-Side Reference Rate and the Low-Side Reference Rate increases substantially in a quarterly interest period during that year if the difference between these rates in the other interest periods in that year do not also increase substantially, as you will not receive the full benefit of the outperforming period due to the interest rate cap.

The Notes Are Subject to Early Redemption at Our Option. Royal Bank has the option to redeem the Notes on February 7, May 7, August 7 and November 7 of each year, commencing on August 7, 2010. It is more likely that Royal Bank will redeem the Notes prior to their stated maturity date to the extent that the difference between the High-Side Reference Rate and the Low-Side Reference Rate during the term of the Notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you will not receive any interest payments on the Notes after the redemption date and you may have to reinvest the proceeds in a lower interest rate environment.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses. There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  One or both of the underwriters may make a market for the Notes; however, they are not required to do so.  The underwriters may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

Redeemable Leveraged Steepener Notes, Due May 7, 2020

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.

Redeemable Leveraged Steepener Notes, Due May 7, 2020

SUPPLEMENTAL PLAN OF DISTRIBUTION

 The Notes will be underwritten and distributed by RBCCM and CGMI.  CGMI will receive an underwriting fee of 0.25% ($2.50) for each $1,000 in principal amount of the Notes that it sells in this offering.  From this underwriting fee, CGMI will pay its Registered Representatives a fixed selling concession of 0.25% ($2.50) for each $1,000 in principal amount of the Notes they sell.

We expect that delivery of the Notes will be made against payment for the Notes on or about May 7, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.